Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Scott P. Doney~	Joe Laxague~	Facsimile: 702-944-7100
Email: sdoney@caneclark.com

July 3, 2008

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, NW
Mail Stop 0409

Attention:  Duc Dang, Staff Attorney, Division of Corporation Finance

Re:	Media Sentiment, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed June 9, 2008 File No. 333-144101
____________________________________________________________________

We write on behalf of Media Sentiment, Inc. (the “Company”) in response to your letter of July 2, 2008, by Michael McTiernan, Special Counsel of the United States Securities and Exchange Commission (the “Commission”), regarding the above-referenced Amendment No. 6 to Registration Statement on Form S-1 (the “Comment Letter”).  On behalf of the Company, we have filed with the Commission via the EDGAR system, the Seventh Amended Registration Statement on Form S-1 (the “Seventh Amended S-1”).

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

General

Prospectus Summary, page 4

1.
On page 6 and 16, we note you refer to this offering as an “underwritten offering” and “underwritten resale.”  Although we believe this transaction involves statutory underwriters, the use of the term “underwritten” in this context is typically associated with a firm commitment underwritten offering and may be confusing to an investor.  Please revise to remove your use of the term “underwritten.”

In response to this comment, the company removed references to the term “underwritten” in the registration statement

Selling Shareholders, page 15

2.	For the selling shareholders listed that are not natural persons, please revise to disclose the natural person that is considered the beneficial owner of those shares.

In response to this comment, the company has revised the disclosure to incorporate the beneficial owners of the entities provided.

3.	Please revise to disclose the material relationships the selling shareholders have with the company, if any. We note that there are several shareholders with the last name Munz.

In response to this comment, the company has revised the disclosure to incorporate the material relationships the company has with certain selling shareholders.

Report of Independent Registered Public Accounting Firm, page F-1

4.	We note your financial statements for the year ended December 31, 2006, were audited by other auditors. Please revise to include the audit report of this other auditor.

In response to this comment, the company has included the audit report for the year ended December 31, 2006.

Note 2 – Summary of Significant Accounting Policies

Interim Financial Information

5.
Please include a note disclosure to state that in the opinion of management the unaudited interim financial statements reflect all adjustments necessary for a fair statement of results for the interim periods.  If all adjustments are of a normal and recurring nature, a statement to that effect should be made.  Refer to Rule 10-01(b)(8) of Regulation S-X.

In response to this comment, the company has revised the interim financial statements to provide the disclosure.

Thank you for the opportunity to respond to these comments.  Please feel free to contact me at the number provided above with any further questions or comments.

Sincerely,

/s/ Scott Doney
Scott Doney, Esq.
Cane Clark, LLP